UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38430

OneSmart International Education Group Limited

2161 North Zhongshan Road

Putuo District, Shanghai

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits.

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders of OneSmart International Education Group Limited to be held on April 28, 2022 (the “2022 AGM”)
99.2	Form of Proxy for the 2022 AGM
99.3	Depositary’s Notice of 2022 AGM
99.4	Voting Instructions of American Depositary Shares for the 2022 AGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneSmart International Education Group Limited

By :	/s/ Xiaoming Li
Name :	Xiaoming Li
Title :	Chairman of the Board of Directors and Chief Executive Officer

Date: March 29, 2022